March 9, 2016

Algonquin Power & Utilities Corp. Announces Closing of C$150 Million Over-Allotment Option of Convertible Debentures Represented by Instalment Receipts

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Oakville, Ontario, March 9, 2016: Algonquin Power & Utilities Corp. ("APUC" or the “Company”) (TSX:AQN) announced today that in connection with the recently completed sale (the "Offering") on March 1, 2016 by the Company's direct wholly-owned subsidiary, Liberty Utilities (Canada) Corp., of C$1,000,000,000 aggregate principal amount of 5.00% convertible unsecured subordinated debentures of the Company represented by instalment receipts (the "Debentures"), the over-allotment option (the "Over-Allotment Option") granted to the underwriters to purchase up to an additional C$150 million aggregate principal amount of Debentures (the "Additional Debentures") at a purchase price per Additional Debenture equal to the Offering Price (defined below) has been exercised in full. The sale of Additional Debentures today brings the aggregate gross proceeds of the Offering, including the Over-Allotment Option, to C$1,150,000,000 (assuming payment of the Final Instalment (defined below)).
The Additional Debentures were sold on an instalment basis at a price of C$1,000 per Additional Debenture (the "Offering Price"), of which C$333 was paid on closing of the sale and the remaining C$667 (the "Final Instalment") is payable on a date (the "Final Instalment Date") to be fixed by APUC following satisfaction of all conditions precedent to the closing of APUC's acquisition of The Empire District Electric Company (NYSE:EDE) (“Empire”). The acquisition of Empire is currently anticipated to be completed in the first quarter of 2017. Prior to the Final Instalment Date, the Debentures and the Additional Debentures will be represented by instalment receipts which are listed and posted for trading on the Toronto Stock Exchange under the symbol "AQN.IR".
The Offering, including the Over-Allotment Option, was underwritten by a syndicate of underwriters co-led by CIBC Capital Markets and Scotiabank, and including BMO Capital Markets, National Bank Financial Inc., RBC Capital Markets, TD Securities Inc., Desjardins Securities Inc., Raymond James Ltd., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Industrial Alliance Securities Inc., Canaccord Genuity Corp. and Cormark Securities Inc.
Forward Looking Information
This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the completion of the acquisition of Empire; and the timing of the payment of the Final Instalment. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that Empire may be unable to obtain shareholder approval for the proposed acquisition or that APUC or Empire may be unable to obtain governmental and regulatory approvals required for the proposed acquisition, or required governmental and regulatory approvals may delay the proposed acquisition; (ii) the risk that other conditions to the closing of the proposed acquisition may not be satisfied; (iii) the timing to consummate the proposed acquisition; (iv) disruption from the proposed acquisition making it more difficult to maintain relationships with customers, employees, regulators or suppliers; (v) the diversion of management time and attention on the acquisition; (vi) general worldwide economic conditions and related uncertainties; (vii) the effect and timing of changes in laws or in governmental regulations (including environmental laws and regulations); (viii) the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and (ix) other factors discussed or referred to in the “Risk Factors” section of APUC’s filings with securities regulators in Canada. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the proposed acquisition will be realized. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. By its nature, forward-looking information requires APUC to make assumptions and is subject to inherent risks and uncertainties. These statements reflect APUC management’s current beliefs and are based on information currently available to APUC management. There is risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that APUC’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. A further list and description of risks and uncertainties with respect to APUC can be found in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report and Annual Information Form. A further list and description of risks and uncertainties with respect to Empire can be found in Empire’s Annual Report on Form 10K for the fiscal year ended December 31, 2015 and in its reports filed on Form 10Q and Form 8K. Except as required by law, APUC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The Distribution Group provides rate regulated water, electricity and natural gas utility services to approximately 560,000 customers in the United States. The Generation Group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
About The Empire District Electric Company
Based in Joplin, Missouri, The Empire District Electric Company (NYSE: EDE) is a regulated utility providing electricity, natural gas (through its wholly owned subsidiary The Empire District Gas Company), and water service, with approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas. A subsidiary of Empire also provides fiber optic services. For more information regarding Empire, visit www.empiredistrict.com.
FOR FURTHER INFORMATION PLEASE CONTACT:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
ian.tharp@apucorp.com